June 21, 2007 Securities and Exchange Commission 450 Fifth Street, NW Washington, D.C. 20549
Re:	Signature Leisure, Inc.
EIN: 50-0012982

Commissioners:

We were previously the principal accountants for Signature Leisure, Inc., and we reported on the financial statements of Signature Leisure, Inc. as of December 31, 2006 and 2005, and for the years ended December 31, 2006 and 2005. We have not provided any audit services to Signature Leisure, Inc. since the audit of the December 31, 2006 financial statements. Our services were terminated on June 21, 2007.

We have read the Company's statements included under Item 4.01 of its Form 8-K dated June 21, 2007. We agree with the statements concerning our Firm in Item 4.01 of the Form 8-K. We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

/s/ Cordovano and Honeck LLP Cordovano and Honeck LLP Englewood, Colorado